Exhibit 99.9

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018

NEXTECH AR SOLUTIONS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018

GENERAL

This discussion and analysis (“MD&A”) of financial position and results of operations is prepared as at January 28, 2019 and should be read in conjunction with condensed interim financial statements of NexTech AR Solutions Corp. (the “Company” or “NexTech”) for the six months ended November 30, 2018 and the related notes thereto.

Those financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the international Financial Reporting Interpretations Committee (“IFRIC”). Except where otherwise noted, all dollar figures included herein are quoted in Canadian dollars. These documents and other information relevant to the Company’s activities are available for viewing on SEDAR at www.sedar.com.

DESCRIPTION OF BUSINESS

The Company was incorporated on January 12, 2018. NexTech has acquired an exclusive license to a portfolio of patents #7,054,831, #7,266,509 and patent pending applications #15351508, #62457136, #62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology. It has also acquired a portfolio of 400 published applications both in Apple’s app store as well as Google Play store which have been consistently generating revenue since 2016 (“App Portfolio”). The App Portfolio was acquired in March 2018 and has a history of earning advertising revenue dating back to 2016. The Company is using its portfolio of patents under exclusive license to develop a new 3D fully immersive advertising platform targeting the cannabis industry first, but the technology can be adapted to any product in any industry. The Company expects that it will be able to leverage its existing relationships with Apple and Google to generate additional advertising revenues using its newly acquired patented technology focusing on augmented reality advertising technology.

FORWARD LOOKING INFORMATION

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause NexTech’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to obtain advertising contracts by using its AR technology and business competition which could reduce or limit its market share in technology-based advertising.

The operating plan is also dependent on being able to raise new equity or debt financing as required to ensure there are sufficient capital resources to develop advertising platforms to attract clientele and that will generate advertising revenue to sustain cash flow for operations. Other factors which affect NexTech’s operating plan are gaining access to the tech-based advertising market and being able to demonstrate the effectiveness of its advertising platform and retaining quality staff who can produce advertising best suited to this medium. If any of these factors are affected negatively, there could be a significant impact on the Company’s operating plan and on any forward-looking statements contained herein.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether because of new information, future events or otherwise except as required by securities law.

HIGHLIGHTS FOR THE PERIOD

For the three months ended November 30, 2018 and up to the date of this MD&A, the Company:

●	Was listed on the Canadian Securities Exchange and began trading on October 31, 2018;

●	Exercised its option to acquire edCetra, an eLearning platform by issuing 300,000 common shares;

●	Acquired AR Ecommerce LLC, an operating business owned by two of its officers by issuing 2,000,000 common shares;

●	Began integrating IBM Watson’s Machine Learning algorithms into its patent pending web enabled AR platform;

●	Launched a new unity plugin developer-focused program called the “ARitize Studio”, which is a publishing platform available for the creation and distribution of AR-first and AR-native experiences for IOS, Android and NexTech’s patent pending web enabled AR platform;

●	Filed a comprehensive provisional patent application for its recently announced web enabled augmented eCommerce solution and is in the process of filing a fast-tracked non-provisional application which should be completed about the end of January 2019;

●	Received $1,516,150 in proceeds from the exercise of 5,282,300 share purchase warrants.

The company landed contracts with Team One MotorCars, LLC. And New Balance August 10th, 2018 – Nextech AR Solutions Corp. announced the installation of its Holographic Teleportation equipment at the New Balance “REWIND TO THE 90’S EXPERIENCE” themed museum installation in LA. In celebration of the global launch of the New Balance X-90 Knit, a sneaker that combines the best of the 90s with 2018 street style, Foot Locker and New Balance today announce their plans to open a “Rewind to the 90s” Pop- Up Shop in Los Angeles.

Signed a MOU with Cannabis FN (link) to market its newly developed patented 3D augmented reality advertising for their Cannabis clients which include , MedMen Enterprises, Maricann Group Inc., Cannabis Wheaton Income Corp. and many others

●	CFN launched in June of 2013 to initially serve the growing universe of publicly traded marijuana companies across North America. Today, CFN Media is also the digital media choice for the emerging brands in the space. Nextech has secured a $60,000 payment in return for an exclusive one-year deal.

●	The company signed a Nextech/KUSH Bottles Agency Partnership Agreement with KUSH Bottles, the largest supplier of packaging to the cannabis industry serving over 5,000 dispensaries. Nextech is bringing forward its patented 3D augmented reality advertising platform while Kush Bottles is bringing forward its customers and relationships in the Cannabis industry.

●	Nextech entered into a worldwide license agreement for the exclusive use of edCetra eLearning platform with an option to purchase the platform in the next 12 months. edCetra Training is a custom content developer specializing in eLearning and XML based development for use in single sourcing strategies. The edCetra eLearning platform is being used by: Imperial Oil, Bombardier and Staples, as well as the Library of Congress and others to educate and train employees. By licensing the technology, Nextech can accelerate its business plan and will spend the next few months using its patented technology, customizing it to create an augmented reality (“AR”) 3D training and education platform for the Cannabis industry, with a plan to expand into other industries in the future.

●	Nextech signed a worldwide exclusive license agreement with ARHT Media Inc. to bring its patented holographic display technology to the cannabis industry. For the next five years NexTech agrees to purchase a minimum of 12 holographic display units per year, and ARHT Media will earn ongoing royalties on commercial uses of each display. According to Arcview the North American Cannabis market is estimated to grow from $9.2 billion in 2017 to $47 billion by 2027. With over 5,000 marijuana dispensaries open in the U.S and growing Nextech believes that this holographic technology is both needed and ready be launched into the cannabis market.

OPERATIONS REVIEW

Nextech is developing a proprietary Native AR platform where it can ARitize ™ or turn 2D objects into 3D objects at scale. Leveraging its ARitize™ abilities and Native AR platform Nextech is creating a new and disruptive advertising, training and learning environments by using augmented reality objects and live streaming 3D video. As part of its tech stack the company is launching a white label app which uses its patented technology to create volumetric rooms to be filled with augmented reality objects, i.e. cannabis, food, automotive, apparel etc. In summary the company has licensed a broad array of patented technology and developed proprietary technology, taking a 2D object and ARitizing (turns into 3D) it then publishing it on its proprietary Native AR platform where people can learn, shop and purchase goods and services in a fully immersive 3D world.

OUTLOOK

In the next twelve months NexTech plans to launch an impressive stack of patented augmented reality and AI technologies that will generate significant revenue from aa SaaS model, training and education. The company is moving rapidly in the development and deployment of its platform with its first application the ARitize™ app already on the market and its web enabled ecommerce platform also on the market. This will secure it with the first mover advantage in the cannabis AR marketplace as well as other markets. The company is also actively building a growing pipeline of sales which include automotive, cannabis, traditional retail, sporting goods, education and training. Also, to stay in lock step with Apple and Google the company will be rolling out new upgrades to its technology stack every 60-90 days for the foreseeable future. Apple has just released a new ARkit2.0 allowing for shared AR experiences. In addition to persistent and shared experiences, ARKit 2.0 will bring improved face tracking, more realistic rendering, and 3D object detection. Shared experiences will enable multiplayer support for games and group collaboration for productivity apps. In addition, a spectator mode so that others can watch along from another iOS device. Nextech is now working to be able to offer the same to its customers and future customers both in app as well as on its web enabled AR platform.

RESULTS OF OPERATIONS

Three Months Ended November 30, 2018

For the three months ended November 30, 2018, the Company generated a gross profit of $43,132 from its App Portfolio and advertising revenue. NexTech incurred total general and administrative costs of $757,915. Administrative fees and office costs includes CFO and corporate accounting costs and Corporate Secretarial fees as well as normal office costs. NexTech’s staff are hired as consultants and their monthly fees are included as “Consulting fees” on the Statement of Comprehensive Loss. Some of these consultants are building the augmented reality platform which will be used to generate advertising revenue. Therefore, a portion of their fees have been allocated to “Development costs” and capitalized to intangible assets. Fees for the CEO and the President are included in Management fees. Professional fees are mainly for legal costs incurred to assist the Company with its listing application.

Six Months Ended November 30, 2018

For the six months ended November 30, 2018 the Company generated a gross profit of $52,938 from its App Portfolio and advertising revenue. NexTech incurred total general and administrative costs of $1,366,745. The Company has been focused on building out its AR advertising and E-learning platforms in order to be able to generate more revenue. During the six months ended November 30, 2018, the Company capitalized $182,382 of consultants’ fees which related the development of its revenue generating assets.

LIQUIDITY AND CAPITAL RESOURCES

NexTech had cash of $1,461,910 and working capital of $1,424,206, at November 30, 2018. The Company anticipates that it will land more advertising contracts in the next year and that these will generate revenue which will provide a source of operating funds. The Chief Executive Officer and the President have agreed to have their fees up to November 30, 2018, accrued but not paid in the near term and will accept payment in common shares. This will reduce cash consumption and preserve cash resources. On October 31, 2018, when the Company became listed on the Canadian Securities Exchange the convertible debentures were automatically converted to common shares. As a result, NexTech no longer has to use cash to retire this debt. After the quarter-end, 5,282,300 common share purchase warrants were exercised generating $1,516,150 in cash proceeds. Those funds have provided significant additional working capital. The Company anticipates that if its share price remains strong, further share purchase warrants will be exercised in 2019, which will provide additional working capital. The Company also expects that the revenue generated by its advertising and eLearning platforms will increase in the coming months, which will also strengthen its working capital position. However, the Company may have to raise additional capital resources to sustain and grow its operations over the next twelve months.

OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had 50,120,172 common shares issued and outstanding. In addition, there were 2,500,000 share purchase warrants outstanding with an exercise prices of $0.05 per warrant and 8,431,300 share purchase warrants outstanding at $0.50 per warrant with expiry dates of February 16, 2019, and March 29, 2020 respectively.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Company entered into several transactions with key management personnel. The remuneration of key management personnel includes those persons having the authority and responsibility for the planning, directing and controlling of the activities of the Company. The payments below for monthly management compensation are made in the normal course of business and the amounts paid are negotiated in good faith by both parties and fall within normal market rates.

For the six months ended November 30, 2018	Salary or fees	Share-based payments	Total
Evan Gappelberg, CEO	$82,855	$701	$83,556
Paul Duffy, President	110,000	701	110,701
Reuben Tozman, COO	91,665	58,208	149,873
Former COO	19,585	-	19,585
Belinda Tyldesley, Corporate Secretary	4,896	701	5,597
Bill Gildea, Director	-	701	701
David Miles / Seabord Services Corp., CFO	42,000	2,338	44,338
	$351,001	$63,350	$414,351

All balances due to related parties are included in accounts payable and accrued liabilities. The consulting contracts with senior management are ongoing monthly commitments which can be terminated by either party with sufficient notice. The following are the related party liabilities at November 30, 2018:

Related party liabilities	November 30, 2018
CEO - fees and expenses	$37,501
President – fees	19,089
Seabord Services Corp. – CFO and accounting services	7,350
Corporate Secretary – Consulting fees	864
$64,804

The Company issued a convertible debenture of $125,000 to the wife of the Chief Executive Officer. There were also 2,500,000 share purchase warrants with an exercise price of $0.05 issued with respect to that debenture.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMETS

The preparation of financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical Accounting Estimates

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amount of assets and liabilities within the next financial year and include, but are not limited to, the following:

Carrying value and recoverability of equipment and intangible assets

The Company has determined that equipment and intangible assets that are capitalized may have future economic benefits and may be economically recoverable. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market condition and useful lives of assets.

Recovery of deferred tax assets

The Company estimates the expected manner and timing of the realization or settlement of the carrying value of its assets and liabilities and applies the tax rates that are enacted or substantively enacted on the estimated dates of realization or settlement. Any changes to the timing of the realization or settlement of these items could impact their value.

Share-based payments

Management is required to make a number of estimates when determining the fair value of the payments resulting from share-based transactions, including the forfeiture rate and expected life of the instruments.

Critical Accounting Judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include, but are not limited to, the following:

Going concern

The Company may need to raise additional capital to continue as a going concern. Management believes that it can generate revenue from its technology assets and raise additional capital to fund its ongoing operations and accordingly these statements have been prepared on a going concern basis.

FINANCIAL RISK MANAGEMENT

NexTech’s strategy with respect to cash is to safeguard this asset by investing any excess cash in very low risk financial instruments such as term deposits or by holding funds in the highest yielding savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and can marginally increase these resources through the yields on these investments. The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and a portion of the Company’s expenses are incurred in U.S. dollars (“USD”). A significant change in the currency exchange rates between the Canadian dollar relative to the USD could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at November 30, 2018 the Company is exposed to currency risk through cash, accounts receivable and accounts payable denominated in USD with a net asset amount of US$325,000.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. When the Company has sufficient cash, it is invested in term deposits which can be reinvested without penalty after thirty days should interest rates rise. The Company did not have any interest-bearing loans. Accordingly, the Company does not have significant interest rate risk.

Credit Risk

Credit risk is the risk that one party will cause a financial loss for another party by failing to discharge an obligation. The Company’s credit risk is primarily attributable to receivables and committed transactions. The Company has no significant concentration of credit risk arising from operations. Financial instruments included in receivables consist of miscellaneous receivables. Management believes that the credit risk concentration with respect to financial instruments included in receivables is reasonable, and the amounts are not significant.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital resources as outlined in Note 9 of the condensed consolidated interim financial statements. The Company’s objective is to ensure that there are sufficient committed financial resources to meet its current obligations and its future business requirements for a minimum of twelve months. Management believes that the Company may have to raise additional capital resources to sustain and grow its operations for the next twelve months.

FINANCIAL INSTRUMENTS

Fair Values

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities and notes payable. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics, and the Company’s designation of such instruments.

The Company’s financial instruments are classified as amortized at cost. The carrying values of cash, receivables, and accounts payable and accrued liabilities and convertible debentures approximate their fair value because of the short-term nature of these instruments.

RISKS AND UNCERTAINTIES

Financing and Share Price Fluctuation Risks

NexTech has limited financial resources, has modest cash flow from its App Portfolio and has no assurance that additional funding will be available to it for further development of its technology-based assets. Further development of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity issues, debt financing or revenue from future advertising contracts and its App Portfolio. Failure to obtain this financing or cash flow could result in delay or indefinite postponement of further development of its advertising projects which could reduce revenue and cash flow.

Securities markets often experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as NexTech, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. As a result, there can be no assurance that the Company will be able to attract additional capital or whether share prices will be strong to enough to make private placements advisable.

Political and Currency Risks

The Company is operating in Canada and the United States (“USA”). The current relationship between the USA and Canada is going through a period of uncertainty regarding cross-border commerce, which could affect operations in the future. Changing political situations may affect the manner the Company operates. The Company’s equity financings are sourced in Canadian dollars but it incurs a significant portion of its expenditures in US dollars. There are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the US dollar could have an adverse impact on the amount of project development conducted.

Insured and Uninsured Risks

NexTech is subject to risks and hazards, including operational accidents, changes in the regulatory environment and natural phenomena such as inclement weather, floods, and earthquakes. Such occurrences could result in damage to the Company’s property or facilities, equipment and personal injury.

The Company has obtained insurance to protect against some risks. However, should such liabilities arise from operational risks, they could reduce or eliminate future development of its projects and could result in increased costs that would have to be borne by the Company. Consequently, these potential liabilities could have a material adverse effect on the Company’s results and cause a decline in the value of its securities.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and to the extent that such other companies may participate in ventures in which the Company may participate, some directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether the Company will participate in a program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Key Personnel Risk

The Company’s success is dependent upon the performance of key personnel working in management and administrative capacities. The loss of the services of any senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified consultants and employees.